UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission File No: 1-6695
JO-ANN STORES, INC.
401(K) SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, OH 44236
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 and incorporated herein by this reference.
Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Jo-Ann Stores, Inc.
401(k) Savings Plan
By: Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee

/s/ David Goldston David Goldston	June 29, 2006
Senior Vice President, General Counsel and Secretary of Jo-Ann Stores, Inc.
and Secretary of the Advisory Committee

JO-ANN STORES, INC.
401(K) SAVINGS PLAN
EXHIBIT INDEX

Official
Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

99	Jo-Ann Stores, Inc. 401(k) Savings Plan

Financial Statements As of December 31, 2005 and 2004 Together With Report of Independent Registered Public Accounting Firm